May 5, 2017

Via EDGAR and Federal Express

Loan Lauren P. Nguyen
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Mail Stop 4628

Attention:              Irene Barbarena-Meissner

Re:	Royale Energy Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 4, 2017
File No.  333-216055

Dear Ms. Nguyen and Ms. Barbarena-Meissner:

On behalf of our clients, Royale Energy Holdings, Inc. (“Holdings”), and Royale Energy, Inc. (“Royale”), we are responding to the comments contained in the correspondence of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated March 14, 2107, relating to the referenced filing.  Numbered responses below correspond to the numbered comments in your letter.  On May 4, 2017, the Company filed Pre-Effective Amendment No. 1 to its Registration Statement on Form S-4 (the “S-4/A”), containing the revisions described below. Page numbers in our responses below refer to pages of the S-4/A as filed via EDGAR.  We also have enclosed, via Federal Express, four paper copies of the S-4/A, marked to show changes from the original filing and keyed to comments, as well as a copy of this letter.

General
1.
Please revise the filing to describe the proposals that Royale shareholders will be asked to vote consistently throughout the proxy statement/prospectus. In this regard, we note that the proposals described in the Questions and Answers and Summary sections are not consistent with the proposals enumerated on page 1 of the meeting notice.

Response:  We have revised the proposals throughout for consistency.
2.
We note that if the Royale Reorganization Proposal is approved by shareholders and the reorganization is completed, the common stock of Royale, a California corporation, will be converted to common stock in Holdings, a Delaware corporation. Please revise the filing to include disclosure comparing the material differences between the corporation laws of California and Delaware.

Securities and Exchange Commission

Response:  See pages 11-14. We added a Q&A entitled, What are the material differences between Delaware corporate law and California corporate law?
3.
We note that the purpose of the Board Size Proposal is to set the maximum size of Royale’s board of directors at eight members. Please revise the filing to include disclosure regarding the reasons for changing the size of Royale’s board.

Response:  After reviewing your comment, Royale’s directors decided to leave the current board size of seven directors in place with all current directors nominated for reelection.  We have included an explanation of the decision to set the new board of Holdings at eight directors on page 69.
4.
Please revise the filing to include the disclosure required by Item 7 of Schedule 14A with respect to the election of Royale’s directors and Item 9 of Schedule 14A with respect to the ratification of Royale’s auditors.

Response:	See pages 99-104. We added the required information for Royale’s directors.
See page 122.  We added the disclosures regarding Royale’s auditors required by Schedule 14A, Item 9 under the heading, Principal Accountant Fees and Services.  The Company has determined not to seek ratification of the audit committee’s appointment of auditors for the coming year, and the proxy statement/prospectus has been revised accordingly.
5.	You will need to update your registration statement to include two years of audited financial statements and related disclosures prior to the filing becoming effective.
Response:  The S-4/A updates all disclosures in light of Royale’s and Matrix’s audited financial statements as of and for the years ended December 31, 2016 and 2015, which financial statements are included in the S-4/A.  Conforming revisions have been made throughout the text to reflect the financial statements and results of operations for the full year ended December 31, 2016.
Summary
6.
Please revise your summary to provide the information required by Item 3(h) of Form S-4 regarding the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates, and the vote required for approval of the proposed transaction with respect to Royale and Matrix.

Response:  We added the requested information for Royale and for Matrix Item 3(h) on page21.

Securities and Exchange Commission

Accounting Treatment
7.
We note you have identified Royale as the accounting acquirer for the merger transaction for financial statement reporting purposes under U.S. GAAP. However, it would appear certain factors identify Matrix as the accounting acquirer. For example, on page 48 you disclose that the former majority stockholders and limited partners of the Matrix group are expected to collectively beneficially hold approximately 58% of the voting power of the outstanding shares of Holding’s common stock. Further, Matrix’s relative size in terms of assets, revenues and net losses in comparison to Royale is significantly larger. Please submit the analysis you performed in making the accounting acquirer determination, including your consideration of all the facts and circumstances outlined in FASB ASC 805-10-55-10 through 55-15.

Response:  We previously responded to this comment by letter dated March 30, 2017.  We added a brief explanation of the reasons for this determination to the S-4/A.  See The Mergers – Accounting Treatment, page 59.
The Mergers
Background of the Mergers
8.	Please discuss if Royale considered any business combinations or alternatives other than the merger with Matrix.
Response:  The Background discussion, beginning on page 58, discusses negotiations with Redemption Oil and Gas for a business combination in August 2015.  Royale did not consider other business combinations; however, the company reviewed several property acquisition packages and made bids on two asset packages in order to improve the company’s financial position and satisfy NASDAQ continued listing requirements.  We added the following paragraphs to the Background discussion on page 54.
To satisfy NASDAQ continued listing requirements and improve its financial condition, Royale also reviewed property acquisition packages and made bids on two asset packages.  In June 2015, Royale made an offer to acquire from Shenandoah Resources, LLC 100% of its interests in oil and gas properties in Garza, Lynn and Howard Counties, Texas. The offer of $29 million consisted of a cash payment of $27.5 million and $1.5 million of Royale common stock. Ultimately, Shenandoah chose not to sell its properties.

Similarly, in October 2015, Mr. Gregory met with an executive of South Bay Resources to explore the purchase of South Bay’s Texas Gulf Coast assets consisting of approximately 630 MCFE per day of production and $1.1 million of annual cash flow.  November 2015, Royale made an offer to purchase this property for $2.25 million, but Royale’s bid was rejected by the company in favor of another all-cash offer.

We also disclosed on page 54 that the Redemption, Shenandoah and South Bay transactions were the only business combinations or alternatives which received serious consideration, other than the merger with Matrix.

Securities and Exchange Commission

9.
You indicate on page 53 that Royale received a counterproposal from Matrix (revised on July 12, 2106) outlining additional terms of a business combination, which the parties accepted as the basic terms of the merger transaction. Please revise your disclosure to briefly describe the terms of the initial and revised counterproposals.

Response: See pages 57-58.  We added the following description of terms of the counterproposal:
The counterproposal provided the following terms:
Purchase Price:	Royale would issue one share of Royale common stock to Matrix for each share of Royale common outstanding at the date of closing.
Issuance of Preferred:
Royale would issue a new class of 2,045,000 shares of convertible preferred stock in exchange for $20,450,000 of subordinated debt held by Matrix equity holders.  The preferred stock would be redeemable by Royale at any time.  At the election of the preferred holders, the preferred could be converted to common stock at a weighted average market price at the rate of ten shares of common for each share of preferred.  While outstanding, the preferred stock would bear a dividend rate of 3.5%.

Senior Debt:	Royale would assume 100% of Matrix’s senior debt of $12,400,000.
Corporate Governance:  The board of the combined company would be made up of eight individuals including four nominees from Royale and four from Matrix. Three inside directors would include Harry Hosmer, Jonathan Gregory and Johnny Jordan.  Mr. Hosmer would serve as Chairman, Mr. Gregory as CEO, and Mr. Jordan as President.
10.	Please discuss how Matrix’s board determined that the merger consideration was fair to the Matrix stockholders.
Response:  See Determination of Matrix Board of Directors to Accept the Merger Terms, page 61.  We added the following statement:
In addition to their analysis, the Matrix board of directors had the opportunity to discuss the merger proposal with all of the Matrix shareholders prior to the board’s approval of the merger terms.  In the summer of 2016, the Matrix board directors deemed the Royal merger consideration and offer to Matrix as fair valued to the Matrix stakeholders and shareholders.  Specifically, in June 2016, Matrix Directors reviewed a number of internal data files and accounting audits and concluded that based on analysis of current production, producing and total reserves (both internal reports and audits), EBITDA, asset balance review, and review of company debt and enterprise valuations, Matrix Oil Corporation and its affiliated companies had an inferred equity value of approximately $45 Million.  The Royale Matrix merger proposal that valued Matrix at $42 Million and offered a 50% to 50% merger to bring in Matrix assets and assumed debt in combination with Royale seemed fair.

Securities and Exchange Commission

11.
You indicate on page 56 that representatives of Northland met with Royale’s board of directors and presented a report on the Northland opinion on October 24, 2016 and on December 31, 2016. Please revise your disclosure to describe these presentations along with any other presentations that were made to the board of either company in connection with the transaction.

Response:  We added the following paragraph under Opinion of Northland Capital Markets to Royale Board of Directors, page 62, which discusses the meeting and the presentation made by Northland.
At a meeting of Royale’s board of directors on October 24, 2016, Northland issued its oral opinion to Royale’s board of directors, later confirmed in a written opinion dated November 30, 2016, that, based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Northland considered relevant, the total consideration to be paid in the merger by Royale is fair, from a financial point of view, to Royale and its shareholders as of November 30, 2016. At the board meeting, representatives described the process by which they performed their analysis and arrived at their opinion, including a discussion of their methodology and their conclusions based on the merger constituents’ relative strengths and weaknesses and analysis of current market characteristics.  Northland’s analysis is described below.  The board of Royale and Royale’s counsel from the law firm of Strasburger and Price, LLP, was present for the Northland presentation and was given the opportunity to discuss and ask questions about the Northland analysis and opinion.
No other presentations were made to the boards of either company in connection with the transaction.
Opinion of Northland Capital Markets to Royale Board of Directors
12.
Please disclose the information required by Item 1015(b) of Regulation M-A, including without limitation, the qualifications and methods of selection of Northland and the procedures Northland followed in preparing its opinion.

13.	Please disclose all of the financial analyses that Northland presented in connection with the rendering its opinion, and include summaries of all material analyses.
Response to comments 12 & 13:  See Opinion of Northland Capital Markets to Royale Board of Directors, pages 61-67.
14.
We note the statement in the second full paragraph of page 2 of Northland’s opinion that Northland reviewed certain internal financial projections for Royale and Matrix furnished to it by management of Royale and Matrix, respectively, in arriving at its opinion. Please revise your disclosure to describe these financial projections.

Securities and Exchange Commission

Response:  Northland informs us, after a review, that the only internal projections they reviewed for either company prior to issuing their opinion was an internal cash flow statement from Matrix taking into account the Sansinena and East LA field acquisitions.  The revised Northland description contains the following disclosure regarding review of internal projections on page 62:

ii.  analyzed certain internal financial statements and other financial and operating data concerning Royale and Matrix prepared by the managements of Royale and Matrix and an internal pro forma cash flow statement by Matrix taking into account its Sansinena and East LA field acquisitions;

Interests of Royale’s Directors and Executive Officers in the Mergers
15.
You indicate on page 53 that during the meeting between representatives of Royale and Matrix on May 4, 2016 it was determined by the parties that should an agreement be reached between the two companies that Jonathan Gregory, Royale’s CEO, should remain as CEO. Please revise your disclosure in this section and in the Summary section to describe this arrangement. Refer to Item 18(a)(7)(i) of Form S-4. Please also provide corresponding disclosure with respect to the interests of Matrix’s directors and executive officers and Mr. Clarkson’s role at Holdings.

Response:  We added the following disclosure to Interests of Matrix’s Directors and Executive Officers in the Mergers, page 68:
In negotiating the Merger Agreement and related transactions in May 2016, Matrix and Royale representatives agreed to Royale’s proposal to keep Mr. Gregory as CEO based on the following factors:
•	Mr. Gregory was familiar with the operations of Matrix based on his prior experience with them for approximately 15 years as the banking officer responsible for Matrix lending arrangements;
•	Mr. Gregory had identified the two companies as potentially benefiting from a combination and was responsible for putting Matrix and Royale together; and
•	Mr. Gregory, along with Royale’s management, was experienced in the types of financing arrangements that would enable Matrix to exploit its oil and gas assets.
The term sheet that was ultimately signed on July 28, 2016, and the Merger Agreement that was signed on November 30, 32016, provided for an employment agreement to be entered with Mr. Gregory as Holdings’ chief executive officer.

Securities and Exchange Commission

We also added the following disclosures to Interests of Matrix’s Directors and Executive Officers in the Mergers, page 68:
In negotiating the Merger Agreement and related transactions in May 2016, Matrix and Royale Representatives agreed that Johnny Jordan would serve as president, chief operating officer and director of Holdings, based on his familiarity with the Matrix properties and his experience in the oil and gas exploration and production business.  The term sheet that was ultimately signed on July 28, 2016, and the Merger Agreement that was signed on November 30, 32016, provided for an employment agreement to be entered with Mr. Jordan as Holdings’ chief operating officer.
Two Matrix directors, Jeff Kerns and Mike McCaskey, will not become employees, officers or directors of Holdings.  Notwithstanding, each of them will provide their technical expertise via consulting arrangements for compensation not to exceed $120,000 annually.
We added similar disclosures in the Summary – Interests of Certain Person in the Mergers, page 22.
Please note that, after filing the original Form S-4, Mr. Clarkson informed Royale that he would not be able to serve on Holdings’ board of directors.
Combined Company’s Board of Directors and Management Following the Mergers
16.	Please revise to provide the information required by Item 18(a)(7) of Form S-4 with respect to each person who will serve as a director or an executive officer of the company following the merger.
Response:  See pages 70-71.  We expanded the discussion of Holdings’ management to include Item 18(a)(7) information for each of Holdings’ directors and executive officers following the merger.
Material U.S. Federal Income Tax Consequences
17.
We note you have filed a short-form tax opinion as Annex M to the filing. Please revise your disclosure to state that the disclosure in this section is the opinion of counsel. For guidance, refer to Section III.C.2 of Staff Legal Bulletin No. 19.

Response:  See page 75.  We revised the first sentence under Material United States Federal Income Tax Consequences –Federal Income Tax Consequences of the Mergers to U.S. Holders of Royale Common Stock and Matrix Common Stock, to respond to your comment, as follows:
It is the opinion of Strasburger & Price, LLP, counsel to Royale, and Porter Hedges LLP, counsel to Matrix, that a U.S. holder of Royale common stock or Matrix common stock that receives shares of Holdings common stock in the mergers

Securities and Exchange Commission

Unaudited Pro Forma Condensed Consolidated Combined Financial Information
18.	Please present pro forma per share information as required by Rule 11-02(b)(7) of Regulation S-X.
Response:  See page 28.  The per share information has been included.
19.
Please present pro forma reserve information and pro forma standardized measure of discounted future net cash flows information comparable to the disclosures required by FASB ASC 932-235-50. Refer to SAB Topic 2D.

Response:  See page 95.  The pro forma adjustments include adjustment to reflect value of the Matrix oil and gas properties.
20. Please include pro forma adjustments to depict the tax effect of the merger, if appropriate.
Response:  We believe that no pro forma adjustments are required to depict the tax effect of the merger.
Unaudited Pro Forma Condensed Combined Balance Sheet
21.
We note various inconsistencies between your purchase price allocation and the related pro forma adjustments which would generally need to be clarified and resolved through revision or disclosure as appropriate. However, if you have not properly identified the accounting acquirer other revisions will be necessary. We will further consider the presentation along with your response to the other comment in this letter regarding the accounting acquirer determination.

Response:  We have corrected the inconsistencies between the purchase price allocations and the related pro forma adjustments.
Unaudited Pro Forma Condensed Statement of Operations
22.
We note Matrix acquired a 50% working interest in the Sansinena Oil Field and the smaller adjacent East LA Field for $20 million on June 15, 2016, and your pro forma condensed statements of operations reflect this acquisition as if it was consummated on January 1, 2015. Please include a description of this transaction in the pro forma financial information.

In addition, this acquisition appears to be significant to Matrix and Holdings in regards to purchase price, total assets and results of operations as well as proved reserves. Please tell us whether you intend to file historical pre-acquisition financial statements of the Sansinena Oil Field due to its significance as their omission may appear to render Matrix’s financial statements incomplete.
Finally, please comply with the disclosure requirements set forth in FASB ASC 805-10-50 with respect to this acquisition in Matrix’s updated financial statements to be filed in the next amendment to the registration statement.

Securities and Exchange Commission

Response:  See Matrix consolidated financial statements, beginning on page F-26.  We believe that the 2016 financial statements for Matrix comply with ASC 805-10-50 requirements.  We intend to file pre-acquisition financial statements in addition to the Matrix financial statements.
Royale’s Properties
Production
23.
The net oil and gas production figures disclosed for 2015 and 2014 appear to be inconsistent with the comparable figures presented elsewhere in the Form S-4 on page F-21. Furthermore, the figures presented on page 90 appear to have been revised from such figures presented on page 8 of your Form 10-K for the fiscal year ending December 31, 2015. Please resolve these inconsistencies or tell us why a revision is not needed. Also revise the figures for 2016 to be consistent with any changes made to the 2015 and 2014 production figures.

Response:  See page 110.  The figures in the Production table in the S-4 were incorrectly copied from an earlier Form 10-K filing.  The S-4/A contains a corrected Production table which matches the correct information provided in Royale’s 2015 10-K, with 2016 production information added.
24.
The figures relating to the average sales price per barrel of oil and mcf of natural gas and the average production and lifting costs disclosed for 2015 and 2014 appear to have been revised from such figures presented on page 8 of your Form 10-K for the fiscal year ending December 31, 2015. Please resolve these inconsistencies or tell us why a revision is not needed. Also revise the figures for 2016 to be consistent with any changes made to the 2015 and 2014 figures.

Response:  See page 110.  Similarly, the sales figures in the Production table were also incorrectly copied from an earlier Form 10-K filing.  The S-4/A contains a corrected Production table which matches the correct information provided in Royale’s 2015 10-K, with 2016 information added.
Net Proved Oil and Natural Gas Reserves
25.
The information provided relating to Royale’s proved reserves as of December 31, 2015 appears to omit disclosure of the proved undeveloped natural gas and oil/condensate reserves and the oil/condensate figure relating to total proved reserves. Please modify the disclosure to be consistent with the estimates of proved reserves presented elsewhere on page F-21 of the Form S-4.

Response:  See page 110.  The updated discussion of net proved reserves as of December 31, 2016, is consistent with the estimates of proved reserves presented on page F-21-22 of the S-4/A, as follows:
As of December 31, 2016, Royale Energy had proved developed reserves of 1,700 MMCF on all of its leased properties.  On that date, total proved reserves (including 315 MMCF of proved undeveloped natural gas reserves) were 2,015 MMCF.  Also on that date, Royale had proved developed oil and natural gas liquid reserves of 6 MBBL and no proved undeveloped proved oil and natural gas liquid reserves.

Securities and Exchange Commission

Directors and Executive Officers of Royale, page 94
26.
Please revise the sketches for Messrs. Gregory, Grinsfelder and Buck to eliminate any gaps or ambiguities regarding their experience for the most recent five years of business experience, including positions held during that time. In addition, please disclose any directorships held by any of your officers and/or directors in another public company. In this regard, for example, we note that Stephen Hosmer is a director of Venture Expeditions and Exile International. See Item 401(e)(1) and (2) of Regulation S-K.

Response:  See pages 99-100.  We updated the sketches for Messrs Gregory, Grinsfelder, and Buck
Regarding Mr. Hosmer, the companies cited in your comment, Venture Expeditions and Exile International, are charities, not reporting companies or oil companies, and they would not be relevant for Mr. Hosmer’s business experience under Item 401(e)(1) or (2).
We have also added information on relevant affiliations by Mr. Ellisor.  Mr. Clarkson has recently informed Royale that he will not be able to serve on the board of Holdings because of other professional commitments.
We have confirmed with the other directors, executive officers and nominees for director and executive officer that all relevant directorships and business relationships have been properly disclosed.
Royale Executive Compensation, page 96
27.
Please update the executive compensation disclosure provided by Royale and Matrix to provide information for the fiscal year ended December 31, 2016. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05.

Response:  We updated the executive compensation disclosure to include 2016.  The updated Royale compensation disclosures are on pages 102-104.  The updated Matrix compensation disclosures are on pages 154-156.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
28.
We note you disclose on pages 99 and 120 that activity in your respective companies has occurred “for the past fourteen years.” This period of time does not coincide with the commencement of operations and activity of your respective companies as disclosed on page 13. Please revise or advise.

Securities and Exchange Commission

Response:  With respect to Royale, we corrected the reference which now appears on page 109, to state that, after beginning operations in 1988, Royale began to focus on California projects in 1993.  Prior to that, its operations had mainly been in Texas and New Mexico.  We did not feel that the pre-1993 operations were relevant or material today and so did not discuss them in the S-4/A.
Matrix has provided a revised the introductory paragraph of its MD&A  to explain more fully its operations since 2003.  See page 136.
Matrix’s Oil & Gas Properties, page 113
Proved Undeveloped Reserves, page 115
29.
Please resolve the apparent inconsistencies in the figures used in the narrative description of the increase in Matrix’s PUD reserves for 2016 compared to the corresponding figures presented in the tabular reconciliation of such reserves. For example, the narrative description indicates an increase in PUD reserves from 416 MBoe to 10,334 Mboe, or an increase of 9,918 MBoe. However, these figures appear to be inconsistent with the figures presented in the tabular reconciliation of such reserves shown immediately above.

Response: See page 131.  We corrected the incorrect references in this paragraph, which now conforms to the Proved Undeveloped Reserves table as follows:
From January 1, 2016 to December 31, 2016, Matrix’s PUD reserves increased 2,484% ~~2400%~~ from 416 MBoe to 10,568 1~~0,334~~ MBoe, ~~or~~ an increase of 10,152 ~~9918~~ MBoe.  Reserves of 182 MBoe were reduced for price reductions.  Matrix added 10,334 MBoe of PUD reserves through acquisition of the Sansinena Field in LA County.

30.
The disclosure on page 41 indicates that Matrix currently plans to defer drilling in the Sansinena Field until early in the second quarter of 2017. Please tell us and expand the disclosure on page 115 to clarify if all of the proved undeveloped reserves disclosed as of December 31, 2016 will be converted from proved undeveloped to proved developed reserves within five years of initial disclosure in a filing made with the U.S. Securities and Exchange Commission. To the extent that material amounts of proved undeveloped reserves remain undeveloped for five years or more after disclosure as proved undeveloped reserves, please tell us and expand the disclosure to explain the reason(s) why.

31.
We also note the disclosure on page 41 indicates that Matrix had an adopted development plan as of January 1, 2017 relating to the Sansinena Field that included $28.8 million in capital expenditures over four years. In this regard, Rule 4-10(a)(26) of Regulation S-X requires “[t]here must exist, or there must be a reasonable expectation that there will exist, …all financing required to implement the project.” Please tell us and expand your disclosure in sufficient detail to explain Matrix’s plans to obtain the required financing in light of Matrix’s financial condition and liquidity as of January 1, 2017.

Securities and Exchange Commission

Response to comments 30 and 31:  Matrix will begin Sansinena drilling operations in the second quarter of 2017.  If successful, Matrix believes that cash flow and additions to its credit base will provide the remaining development costs.    See page 45.  We revised the referenced paragraph as follows:
~~In the Sansinena Field and as of November 1, 2016, Matrix planned~~ [Matrix plans] to drill two proved undeveloped well locations ~~in the Sansinena Field in 2016 and the remaining proved undeveloped wells~~ [in the second quarter of 2017. All of the wells included in proved undeveloped reserves are scheduled to be converted to producing] within five years of when they were originally recorded.  [Matrix has sufficient liquidity through its credit arrangement with its lender to drill the first two wells. Based on the expected results of the first wells, Matrix expects to provide funding for the remainder of the drilling from cash flow and additional draws from subsequent increases to its reserve based credit facility.] Additionally, in the event Matrix’s assumptions and analyses regarding the Sansinena Field are incorrect to any significant degree, the future production from the wells to be drilled may be adversely affected, which in turn could materially adversely affect its business, financial condition and results of operations.
Production, Average Price and Average Production Cost, page 116
32.
The Sansinena Field crude oil and condensate, natural gas liquids and natural gas production volumes provided on page 117 appear to be generally greater for each of the three years presented compared to the disclosure provided on page 116 representing the production volumes for all of Matrix’s properties, including the Sansinena and East La Fields. Please revise the disclosure to resolve the apparent inconsistencies or tell us why a revision is not needed. Also revise the figures relating to the average prices realized and the production costs per boe for 2016, 2015 and 2014 to be consistent with any changes to the production figures.

Response:  See pages 132.  We added a table showing Matrix production figures for 2016, 2015 and 2014 without the addition of the Sansinena and East LA fields.  Then, we included a table showing Matrix production figures for 2016, the year in which these fields were acquired, since their acquisition as of April 1, 2016.  The three year production figures for the Sansinena and East LA fields follow, with no changes from the original S-4 filing.
Developed and Undeveloped Leasehold Acreage, page 117
33.	Please modify the figures representing the total gross and net developed and undeveloped acres in the tabular presentation of Matrix’s acreage to resolve the apparent typographical errors.
Response:  See page 126.  We corrected the typos in the acreage totals.
34.
The tabular presentation of Matrix’s acreage indicates that undeveloped acreage represents a significant proportion of total gross and net acreage. Please expand the disclosure to present the gross and net amounts of acreage that will expire for each year the expiring acreage represents a material amount of the total net undeveloped acreage.

Securities and Exchange Commission

Response:  See page 134.  We added a sentence indicating that:
Current production of oil and gas is sufficient under terms of applicable leases to continue Matrix’s leasehold interest in developed and undeveloped acreage . . . .
35.
Please tell us and expand the disclosure to explain the extent to which Matrix has assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves relating to such locations, please expand the disclosure to explain the steps and related costs which would be necessary to extend the time to the expiration of such leases.

Response:  Because all Matrix reserves are currently held by production as indicated in response to comment 34, we do not believe that any additional disclosure is required in the proxy statement/ prospectus.
Security Ownership of Certain Beneficial Owners and Management of Matrix, page 132
36.
Consistent with Item 403 of Regulation S-K and Exchange Act Rule 13d-3, please identify all persons (both natural persons and entities) who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the securities of each of Matrix Oil Management Corporation, Matrix Investments, L.P., Matrix Las Cienegas Limited Partnership, Matrix Permian Investments, LP, and Matrix Pipeline L.P that are held through entities.

Response:  See page 149-153.  We revised the ownership tables to identify the direct and indirect owners.
Comparison of Shareholders’ Rights, page 143
37.
We note the statement that the Holdings certificate of incorporation and bylaws are substantially similar to the Royale certificate of incorporation and bylaws. Please revise your summaries describing the material differences between shareholders’ rights under Royale’s and Holdings’ respective articles of incorporation and bylaws and the material differences between shareholders’ rights under Holdings’ and Matrix’s respective articles of incorporation and bylaws to reflect the provisions contained in the applicable articles of incorporation and bylaws. As an example, we note that Holdings’ certificate of incorporation includes special meeting and exclusive forum provisions, and Royale’s articles of incorporation do not, and that Holdings’ bylaws include detailed advance notice provisions for stockholder proposals and director nominations, and Royale’s bylaws do not.

Response:  See pages 159-165.  We revised the table, Comparison of Shareholders’ Rights, to include columns describing the differences between Holdings, Royale’s and Matrix’s provisions on shareholders’ rights.

Securities and Exchange Commission

Financial Statements of Royale Energy, Inc.
Note 1-Summary of Significant Accounting Policies, page F-7
Other Receivables, page F-9
38.
We note that your allowance for uncollectable accounts has increased substantially from the prior year and your bad debt expense is approximately 31% of net revenue as of December 31, 2015. Please provide us with a more detailed explanation for the increase in the allowance for uncollectable accounts. Further, please revise your disclosure to provide a more detailed discussion of the underlying causes of this trend and the implications and significance of this trend on your current and future financial results.

Response:  The operating agreements between Royale and the investors who purchase working interests in Royale’s oil and gas drilling prospects give Royale the right to bill owners for their proportionate share of monthly well operating expenses.  Royale bills these expenses to working interest owners under joint interest billing (“JIB”) statements.  Unlike other industry billing arrangements where industry participants are responsible for their share of costs irrespective of revenue, Royale recovers JIB expenses only from well related revenue.  As oil and gas prices and individual well revenue declined in 2015 and prior years, Royale experienced losses from the company’s inability to collect JIB expenses from investors, and wrote these expenses off as bad debt.  In 2016, the trend reversed itself as prices stabilized, and the company’s 2016 bad debt expense was $0.
Royale described its bad debt expenses in its MD&A in the 10-K for the year ended December 31, 2016, and on page 112 of the S-4/A, as follows:
Bad debt expense for 2016 and 2015 were $0 and $536,538, respectively.  The expenses in 2015 arose from identified uncollectable receivables relating to our oil and natural gas properties either plugged and abandoned or scheduled for plugging and abandonment and our year-end oil and natural gas reserve values.  We periodically review our accounts receivable from working interest owners to determine whether collection of any of these charges appears doubtful.  By contract, the Company may not collect some charges from its Direct Working Interest owners for certain wells that ceased production or had been sold during the year, to the extent that these charges exceed production revenue.
Supplemental Information About Oil and Gas Producing Activities (Unaudited), page F-20
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-22
39.
Please tell us if the future development costs used in the calculation of the standardized measure of discounted future net cash flows for the periods ending December 31, 2015 and 2014 include the future costs associated with the abandonment of Royale’s proved properties. If you require further clarification, please refer to the guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004, available on our website at:  http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Securities and Exchange Commission

Response:  Future development costs, disclosed in Note 18, beginning on page F-22, include future net costs associated with abandonment of properties.  Net abandonment costs are included in future production costs on the table under Changes in standardized measure of discounted future net cash flow from proved reserve quantities, page F-24.
Matrix Oil Management Corporation and Affiliates
Notes to Consolidated Financial Statements, page F-43
40.
The disclosure on page 113 states “unaudited information concerning the estimated net quantities of all of Matrix’s proved reserves and the standardized measure of future net cash flows from the reserves is presented in the “Supplemental Oil and Gas Disclosures (Unaudited),” in the Notes to the Historical Consolidated Financial Statements of Matrix included in this proxy statement/prospectus.” However, it does not appear that this information has been provided. Please expand your disclosure to provide the supplemental oil and gas reserves and standardized measure of future net cash flow information required by FASB ASC paragraphs 932-235-50-3 through 932-235-50-11B and FASB ASC paragraphs 932-235-50-29 through 932-235-50-36. For additional guidance relating to the periods for which this information is required, refer to Instruction 1 to Paragraph (b) of Item 302 of Regulation S-K.

Response:  The Supplement Oil and Gas Disclosures (Unaudited) are included beginning on page F-52.
Exhibits
41.	Please file copies of the form of proxy cards and the unsecured convertible promissory notes that will be converted upon shareholder approval of the Note Conversion Proposal.
Response:  The following exhibits are filed with Amendment No. 1:
10.1	Convertible Note, principal amount $300,000.00, dated August 2, 2016 issued by Royale Energy, Inc., to Walou Corporation Defined Benefit Plan.
10.2	Convertible Note, principal amount $1,280,000.00, dated August 2, 2016 issued by Royale Energy, Inc., to of Joseph Henry Paquette FBO OVE, Inc. Profit Sharing Plan.
99.12	Proxy Ballot for Royale Energy, Inc., Annual Meeting of Shareholders.
99.13	Proxy Ballot for Matrix Oil Management Corporation Special Meeting of Shareholders.

Securities and Exchange Commission

We trust that the foregoing information adequately responds to your comments.  If you have additional questions or comments, please contact me at 512.499.3626 (email lee.polson@strasburger.com).
Very truly yours,

/s/ Lee Polson

Lee Polson
Strasburger & Price, LLP